Exhibit 4.13

Consultancy Agreement

The present agreement (“Agreement”), dated December 11, 2014, is entered into by and between Sequans Communications S.A. (“Sequans”), a French corporation with an office located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France, together with its subsidiaries and affiliates and Alok Sharma (“Consultant”), an independent contractor.

1 The Mission

This Agreement sets forth the general business terms under which Consultant shall provide Sequans with consulting services, as more fully detailed in Appendix A of this Agreement and/or with respect to other similar services as shall be specified in the future by Sequans and agreed with Consultant from time to time (“Consulting Services” or “Mission”).

Consultant’s activities with respect to this Agreement shall be coordinated with Sequans through Georges Karam, CEO, or anyone else determined by Sequans.

The Consulting Services shall generally be rendered in India. Consultant hereby acknowledges and agrees that the Consulting Services may require flexible working hours and may include, among other things, at Sequans’ request and approval, occasional travel, at Sequans’ expense.

Documentation materials, models and other work developed by Consultant for Sequans under the Mission shall be referred to herein as “Deliverables.”

Consultant shall maintain electronic records related to the Services provided in connection with the Mission.

Consultant shall regularly keep Sequans advised as to Consultant’s progress in performing the Consulting Services hereunder, and will, as may be requested by Sequans, prepare written reports with respect thereto.

2 Payment for the Mission - Expenses

In consideration of the performance and the duration of the Mission, Sequans shall pay to the Consultant the fee set forth in Appendix A (“the Fee”).

Consultant shall invoice Sequans starting with the last day of each month for his Fee and for his other costs. Such invoices shall be due and payable within 15 days of receipt of the invoice.

If needed, Sequans will furnish all specific materials and equipment (such as product samples and prototypes) required to provide the Services under this Agreement.

Sequans shall reimburse Consultant for reasonable out-of-pocket expenses (included but not limited to flight tickets, accommodations, conferences fee, etc.) which have been authorized in advance in writing by Sequans and incurred in connection with performances of the Consulting Services. Such expenses shall be itemized on Consultant’s invoices and supported with receipts. Company shall pay such invoices along with the above monthly Fee.

3 Term

This Agreement shall commence on December 11, 2014 and shall continue in force for 3 (three) months except if terminated pursuant to Section 8. After that initial period, the Agreement may be extended by mutual written consent for additional analysis phases.

4 Relationship of the Parties

Consultant is engaged by Sequans as an independent Consultant on the basis of his specific skill. Consultant shall not disclose to any third party information concerning any efforts undertaken for Sequans except information which is required to fulfill the Mission, without the express prior written consent of Sequans.

Confidential

Consultant shall perform the Mission under its own responsibility and shall determine the adequate manner and means by which the Mission is accomplished, subject to the express condition that Consultant shall at all times comply with the terms and conditions of this Agreement and applicable law.

Consultant shall not subcontract any of its duties under this Agreement, nor retain third parties to furnish services to it, in connection with its performance of this Agreement except with the express prior written consent of Sequans.

During the Term of this Agreement and for three (3) months thereafter, Consultant shall not provide substantially similar services for a third party who directly competes with Sequans within the specific Consultancy Service scope without prior written approval of Sequans.

5 Warranties - Limitation of Liability

Consultant warrants that (i) all services performed under this Agreement shall be performed with general prevailing professional or industry standards and that (ii). In the performance of the Mission, Consultant will not use any confidential, proprietary, or trade secret information that it has learned in prior projects for other clients, nor will it violate any existing copyright, trademark and/or patent

Consultant represents and warrants that he is not under any pre-existing obligation or obligations inconsistent with the provisions of this Agreement.

Sequans takes over the responsibility for the accuracy of the content of the Deliverables. The accuracy of Deliverables cannot be warranted against continued development of Sequans’ products or technology, inaccuracies in Sequans’ source material supplied to Consultant or lack of review by Sequans’ technical experts.

EXCEPT FOR THE WARRANTIES CONTAINED IN THIS SECTION 5, CONSULTANT MAKES NO WARRANTIES, EXPRESS OR IMPLIED FOR THE DELIVERABLES OR SERVICES DEVELOPED OR PROVIDED UNDER STATEMENTS OF WORK OR OTHERWISE UNDER THIS AGREEMENT. CONSULTANT SPECIFICALLY DISCLAIMS THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO SUCH DELIVERABLES AND SERVICES. CONSULTANT’S TOTAL LIABILITY UNDER ANY LEGAL THEORY SHALL BE LIMITED TO THE AMOUNT ACTUALLY PAID TO CONSULTANT FOR THE PROJECT IN QUESTION. IN NO EVENT SHALL CONSULTANT BE LIABLE FOR INDIRECT, SPECIAL PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL DAMAGES INCURRED AS A RESULT OF ITS ACTS OR OMISSION UNDER THIS AGREEMENT. HOWEVER, CONSULTANT SHALL REMAIN LIABLE FOR BODILY INJURY OR PERSONAL PROPERTY DAMAGE RESULTING FROM GROSSLY NEGLIGENT AND WILLFUL ACTIONS OF CONSULTANT WHILE ON SEQUANS PREMISES TO THE EXTENT SUCH ACTIONS WERE NOT CAUSED BY SEQUANS.

6 Intellectual Property Ownership

Consultant agrees that all right, title and interest in and to all techniques, methods, processes, formulae, improvements, inventions and discoveries made or conceived or reduced to practice by Consultant, solely or jointly with others, which are specifically conceived in the course of providing the Services hereunder to Sequans during the period of this Agreement (“Intellectual Property”) shall become the sole and exclusive property of Sequans, pursuant to the conditions set out hereafter in this section 6. This Agreement does not apply to an invention or other intellectual property for which no equipment, supplies, facility, or trade secret information of Sequans was used and which was developed entirely on Consultant’s own time, and which does not relate to the business of Sequans as disclosed to Consultant and which relates to his specific Services, and which does not result from any work performed by Consultant for Sequans.

Consultant shall promptly and fully disclose to Sequans all notes, drawings, data and other information relating to Intellectual Property in the course of providing the Services during the term of this Agreement.

To the extent that any Intellectual Property is not an “oeuvre collective” conceived under the supervision of Sequans (i.e. a “collective work of authorship” governed by the provisions of article L.113-2 of the French Intellectual Property Code ”Code de la Propriété Intellectuelle”) which shall consequently hold all related intellectual property rights, Consultant agrees to assign to Sequans, or its designees, without additional consideration, all Consultant full right, title and interest, now existing or hereafter created, in and to all Intellectual Property, including all rights in the nature of copyright, trademark, patent, trade secret, know-how and associated goodwill. Consultant agrees that, during the term of this Agreement and subsequent to the

Confidential

completion or termination of this Agreement, Consultant shall, at Sequans’ request and expense, execute all applications for French and foreign patents, trademarks, copyrights, or other rights, and will otherwise provide assistance (including but not limited to the execution and delivery of instruments of further assurance or confirmation) to assign such Intellectual Property to or confirm ownership of such Intellectual Property by Sequans and to permit Sequans to enforce any patents, trademarks, copyrights, trade secrets or other rights in and to such Intellectual Property. Subject to section 6(a) above, Consultant shall not have any proprietary or other rights whatsoever in any of the Intellectual Property, and he shall not have the right or privilege to use any such Intellectual Property.

With respect to patents and notwithstanding the transfer to Sequans of all related Intellectual Property rights likely to be held by Consultant as inventor, pursuant to the terms and conditions provided for under section 6 (c) herein, Sequans will take all necessary steps so that Consultant’s quality of inventor shall be expressly mentioned in the corresponding patent applications.

7 Confidentiality

Confidential information. In order to conduct the duties involved with the services to be provided to Sequans, Consultant wishes to obtain certain information concerning Sequans and its business which is not generally known, and which Sequans considers to be proprietary and/or confidential (hereinafter referred to as “Confidential Information”), which may include but is not limited to, trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, diagrams, data, computer programs, business activities and operations, reports, studies and other technical and business information.

Protection of Confidential Information. Consultant acknowledges that Sequans claims its Confidential Information as a special, valuable and unique asset. Consultant agrees that it will keep in confidence all Confidential Information and that it will not directly or indirectly disclose to any third party or use for its own benefit, or use for any purpose other than the consultancy services provided by Consultant, any Confidential Information it receives from Sequans. Consultant agrees to use reasonable care to protect the Confidential Information, and in no event less than the same degree of care to protect the Confidential Information as it would employ with respect to its own information of like importance, which it does not desire to have published or disseminated. Any information exchanged by the parties and entitled to protection under this Agreement shall be identified as such by appropriate markings on any documents exchanged, or, if the disclose has been made orally, then the disclosing party shall identify the information as “confidential” at the time the disclosure is made and, within two (2) weeks of the disclosure, shall confirm in writing the confidential nature of the oral communication.

Limitations on Confidential Information. Confidential Information shall not include the information which:

•	The Consultant knows at the time of disclosure, free of any obligation to keep it confidential, as evidenced by written records;

•	Is or becomes publicly available through authorized disclosure;

•	Is independently developed by the Consultant without the use of any Confidential Information; or

•	The Consultant rightfully obtains from a third party who has the right to transfer or disclose it.

If any portion of any Confidential Information falls within any of the above exceptions, the remainder of the Confidential Information shall continue to be subject to the requirements of this Agreement.

Compelled Disclosure. Should the Consultant be faced with legal action to disclose Confidential Information received under this Agreement, the Consultant shall promptly notify Sequans and, upon the request of the latter, shall cooperate with Sequans in contesting such a disclosure. Except in connection with failure to discharge the responsibilities set forth in the preceding sentence, neither party shall be liable in damages for any disclosures pursuant to such legal action.

8 Termination

Notwithstanding the duration of the Mission set forth under section 1 herein, either party may terminate this Agreement, upon written notice to the other party, with acknowledgment of receipt. However, such termination shall respect a notice period of fifteen (15) days.

Either party may terminate this Agreement without respecting any notice period if the other party has materially breached any of his obligations under the Agreement, provided a written notice was furnished to the party being in breach and such breach was not cured within 5 days of receipt of written notice with acknowledgment of receipt

Confidential

Upon the termination of this Agreement for any reason, Sequans shall promptly pay Consultant any amounts due under this Agreement – on a prorate basis with respect to the lump sum referred to under section 2 herein - upon delivery to Sequans by Consultant of work in progress and related Deliverables. Except as otherwise stated herein, each party shall be released from all obligations and liabilities to the other party arising after the date of such termination. Sections 5, 6, 7, 8 and 9D shall survive termination of this Agreement.

Upon termination of this Agreement Consultant shall return to Sequans all tangible property belonging to Sequans including documents, computer files, data or programs.

9 Miscellaneous

This Agreement is the exclusive agreement between the parties with respect to its subject matter and as of its date supersedes all prior agreements, negotiations, representations, and proposals, written or oral, related to its subject matter. Its terms cannot be modified, supplemented, or rescinded except by an agreement in writing signed by both parties. Neither party shall be bound by nor liable to the other party for any representation, promise, or inducement made by any of such party’s agents or employees which is not embodied in this Agreement. In the event of any discrepancy or inconsistency between this Agreement and any other form used by either party in connection herewith, the terms of this Agreement shall govern.

If any provision of this Agreement is held invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions shall in no way be affected or impaired thereby.

No waiver of any breach of this Agreement shall constitute a waiver of any other breach, whether of the same or any other covenant, term, or condition. The subsequent performance of any of the terms, covenants, or conditions of this Agreement shall not constitute a waiver of any preceding breach, regardless of the other party’s knowledge of the preceding breach at the time of subsequent performance, nor shall any delay or omission of either party’s exercise of any right arising from any such default affect or impair the parties’ rights as to the same or future default.

Any and all disputes with respect to this Agreement shall be determined in accordance with the laws of France, without regard to its rules on conflict of laws, and are irrevocably submitted to the exclusive authority of a competent court in Paris.

Whenever notice is required to be given under the terms of this Agreement, it shall be in writing and shall be personally delivered or mailed, certified mail, return receipt requested, addressed as set forth on Page 1 of this Agreement, to the party to receive such notice. E-mail notifications with receipt requested will be accepted. Any change of address of either party shall be effective upon receipt of written notice of such change by the opposite party.

By executing this Agreement, the signatory for each party represents that it is duly authorized to execute this Agreement on behalf of such party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SEQUANS COMMUNICATIONS S.A.:

Signature: /s/ Deborah Choate

Name:	Deborah Choate
Title:	Chief Financial Officer
Phone:	+33 1 70 72 16 00
Fax:	+33 1 70 72 16 09

ALOK SHARMA

Signature: /s/ Alok Sharma

Name:	Alok Sharma
Title: Phone: Fax: .

Confidential

Appendix A

Scope of Services and Fees

Consultancy Services

Mission: Provide strategic business development (including, formation of industry partnerships) support for Sequans in the key markets of India and US across specific industry verticals beyond the traditional service provider market segment.

Key Accounts and Applications in India:

1.	India Defense Market (Annual expenditure of ~$40 billion) – Tata Advanced Systems, Larsen & Toubro (L&T), Mahindra Aerospace/Mahindra Engineering Services,, Wipro, Bharat Electronics Limited etc.

2.	Tata Group (Revenues $103 billion) – Tata Motors (Connected Car), Tata Power (Smart Grid), Tata Steel/Chemicals (M2M/IoT), Tata Consultancy Services (Smart Cities, M2M/IoT)

3.	Mahindra Group (Revenues $17 billion) – Mahindra & Mahindra/SsangYong Motor (Connected Car), Mahindra Systech/Tech Mahindra/Mahindra Satyam (Smart Cities), Mahindra Ugine Steel Company (M2M)

4.	Wipro Group (Revenues $7.5 billion) – Wipro Ltd. (Smart Cities), Wipro Consumer Care & Lighting/Wipro Infrastructure Engineering/Wipro GE Medical Systems Limited (M2M/IoT)

5.	Larsen and Toubro (Revenues $14.3 billion) – L&T EDRC (Smart Cities), L&T Solar/Electrical & Automation/Information technology/Machinery & Industrial Products (M2M/IoT/Industrial Networks)

Note, this list is subject to modification as business conditions dictate. Further, additional accounts (such as, Infosys, Birla Group etc.) are likely to be added as business development activity proceeds.

Key Accounts and Applications in US:

1.	Cisco (M2M/IoT)

2.	Intel (M2M/IoT)

3.	Harris (Defense – PMR, similar to Motorola Solutions)

This list is subject to modification as business conditions dictate.

Consultancy Fee (in USD):

•	The monthly fee for the Consultancy Services above will be US$ 15,000 per month.

•	Should specific projects be identified which will require more time, the fee will be agreed in advance of any work being performed.

•	In the event that the Consultant is not able to perform the Consultancy Services or provide the Deliverables due to other commitments agreed in advance with Sequans, the fee shall be reduced on a pro rata basis for the days not worked.

•	In addition to the Fee, Sequans shall reimburse Consultant for all reasonable out of pocket expenses as per section 2 above of the Agreement.

•	The payment of the Fee will be paid monthly within 15 days of receipt of invoice.

Confidential